U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

USA

February 25, 2016

Re: Notice of disclosure filed in Securities Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that HSBC Holdings plc has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2015, which was filed with the U.S. Securities and Exchange Commission on February 25, 2016.

Respectfully submitted,

/s/ Stuart Levey

Stuart Levey

Chief Legal Officer

HSBC Holdings plc

Level 42, 8 Canada Square, London E14 5HQ

Tel: 020 7991 8822

Web: www.hsbc.com

Registered in England number 617987. Registered Office: 8 Canada Square, London E14 5HQ.